UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Item 1. Update on Share Repurchase Program

As previously announced on November 26, 2025, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company” or “SuperX”) authorized a share repurchase program under which the Company may repurchase up to $20 million of its ordinary shares.

The Company is providing an update on the progress of its share repurchase program. The Board has authorized and approved a maximum repurchase price of $16.00 per ordinary share.

As of March 10, 2026, the Company has repurchased an aggregate of 225,813 ordinary shares under the program. The average net repurchase price was $10.78 per ordinary share, and the average gross repurchase price, inclusive of transaction fees and related expenses, was $10.82 per ordinary share.

SuperX is a full-stack AI infrastructure solutions provider offering high-performance, scalable, and reliable hardware and software infrastructure to support global AI computing, cloud services, and intelligent platform development.

The ongoing execution of the share repurchase program underscores the Board’s confidence in SuperX’s long-term growth and business model. The Company believes that its current market valuation does not fully reflect its intrinsic value or its strong growth potential as a full-stack AI infrastructure solutions provider. This program allows the Company to strategically deploy capital to enhance long-term shareholder value while maintaining the financial flexibility required.

The repurchases have been made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title:	Executive Director

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